February 4, 2013

Public Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

John Grzeskiewicz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust III, File No. 333-185875, Form N-14.  Reorganization of the Marathon Value Portfolio, a series of the Unified Series Trust, into the Marathon Value Portfolio, a series of Northern Lights Fund Trust III.

Dear Ladies and Gentlemen, Ms. Churko and Mr. Grzeskiewicz:

On behalf of Northern Lights Fund Trust III (the "Registrant"), a Delaware statutory trust, we hereby file Pre-Effective Amendment No. 2 to a registration statement under the Securities Act of 1933 on Form N-14 filed with the Securities and Exchange Commission on January 3, 2013. The primary purpose of this filing is to amend the registration statement to incorporate pro forma financial statements and related information.

In addition, this filing incorporates new disclosure in response to an oral comment provided by Mr. Grzeskiewicz on behalf of the staff of the Securities and Exchange Commission on January 31, 2013.  Specifically, Mr. Grzeskiewicz requested that the Registrant consider whether disclosure regarding a Wells notice received by Northern Lights Fund Trust (“NL Trust”), a separate trust within the same fund complex as Registrant, on May 30 2012, would be relevant to the Registrant’s registration statement on Form N-14.  Under the Reorganization, none of the parties named in the Wells notice will be a service provider to the Marathon Value Portfolio.  However, Mark H. Taylor, a current trustee of the Registrant, also serves as a trustee of NL Trust and was serving in that capacity at the time of the Wells notice.  Therefore, the Registrant has added the following disclosure to the description of Mr. Taylor under “Fund Trustees and Officers”:

Mark H. Taylor also serves as an independent trustee of Northern Lights Fund Trust (“NL Trust”), a separate trust in the Fund Complex.  On May 30, 2012, NL Trust and certain of its current and former trustees (including Mr. Taylor) and chief compliance officer (collectively, the "Recipients") received a Wells notice from the staff of the U.S. Securities and Exchange Commission (the "SEC").  A Wells notice is neither a formal allegation nor a finding of wrongdoing.  A Wells notice discloses that the SEC staff is considering recommending that the SEC commence proceedings against a party, alleging violations of certain provisions of the Federal securities laws.  The Wells notice received by the Recipients does not involve NLFT [the Registrant].  Rather, it relates primarily to NL Trust’s review of certain investment advisory agreements, and alleges separate books and records and compliance violations.  The Recipients disagree with the SEC’s potential allegations and believe their actions complied with existing rules.

* * *

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

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The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

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Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

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The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct comments to my attention at 614-469-3347 or to JoAnn Strasser at 614-469-3265.

Sincerely,

/s/ Mark D. Maxwell

Mark D. Maxwell